Filed by Modern Media Acquisition Corp. S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Modern Media Acquisition Corp.

Commission File No. 001-38092

Date: March 5, 2019

Akazoo INVESTOR PRESENTATION March 2019Akazoo INVESTOR PRESENTATION March 2019

Important Information Forward Looking Statements This presentation contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of Modern Media Acquisition Corp. (“MMDM”) or Akazoo Limited (the “Company”) about the Company’s operations, industry, financial condition, performance, results of operations, and liquidity. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as “may,” “could,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” “estimate,” or similar expressions constitute forward-looking statements. Forward- looking statements represent management’s current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to, statements about, or are based upon assumptions regarding the Company’s strategies and future financial performance; expectations or estimates about future business plans or objectives, prospective performance and opportunities, including revenues; customer acquisition and retention; operating expenses; market trends, including those in the markets in which the Company competes; liquidity; cash flows and uses of cash; capital expenditures; the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; the Company’s products and services; pricing; marketing plans; competition; the anticipated benefits of the proposed business combination; the amount of any redemptions by existing holders of MMDM shares; the sources and uses of cash; the management and board composition of the combined company following the proposed business combination; the anticipated capitalization and enterprise value of the combined company; the continued listing of the combined company’s securities on Nasdaq; and the structure, terms and timing of the proposed business combination. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's good faith beliefs, assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond the Company’s control. Reported results should not be considered an indication of future performance. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Use of Non-IFRS Financial Measures This presentation includes certain non-IFRS financial measures, including EBITDA and Adjusted Gross Profit. The Company defines (i) EBITDA as Earnings before interest, taxes, depreciation and amortization and (ii) Adjusted Gross Profit as gross profit plus media costs. You can find the reconciliation of these measures to the nearest comparable IFRS measures elsewhere in this presentation. Except as otherwise noted, all references herein to full-year periods refer to the Company’s fiscal year, which ends on December 31. The Company believes that these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses these non-IFRS measures to compare the Company’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. The Company believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of the Company does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. We have not reconciled the non-IFRS forward looking information to their corresponding IFRS measures because we do not provide guidance for the various reconciling items such as provision for income taxes and depreciation and amortization, as certain items that impact these measures are out of our control or cannot be reasonably predicted without unreasonable efforts. You should review the Company’s financial statements, when available, and not rely on any single financial measure to evaluate the Company’s business. Other companies may calculate non-IFRS measures differently, and therefore the Company’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. STRICTLY CONFIDENTIAL PAGE 1Important Information Forward Looking Statements This presentation contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of Modern Media Acquisition Corp. (“MMDM”) or Akazoo Limited (the “Company”) about the Company’s operations, industry, financial condition, performance, results of operations, and liquidity. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as “may,” “could,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” “estimate,” or similar expressions constitute forward-looking statements. Forward- looking statements represent management’s current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to, statements about, or are based upon assumptions regarding the Company’s strategies and future financial performance; expectations or estimates about future business plans or objectives, prospective performance and opportunities, including revenues; customer acquisition and retention; operating expenses; market trends, including those in the markets in which the Company competes; liquidity; cash flows and uses of cash; capital expenditures; the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; the Company’s products and services; pricing; marketing plans; competition; the anticipated benefits of the proposed business combination; the amount of any redemptions by existing holders of MMDM shares; the sources and uses of cash; the management and board composition of the combined company following the proposed business combination; the anticipated capitalization and enterprise value of the combined company; the continued listing of the combined company’s securities on Nasdaq; and the structure, terms and timing of the proposed business combination. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's good faith beliefs, assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond the Company’s control. Reported results should not be considered an indication of future performance. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Use of Non-IFRS Financial Measures This presentation includes certain non-IFRS financial measures, including EBITDA and Adjusted Gross Profit. The Company defines (i) EBITDA as Earnings before interest, taxes, depreciation and amortization and (ii) Adjusted Gross Profit as gross profit plus media costs. You can find the reconciliation of these measures to the nearest comparable IFRS measures elsewhere in this presentation. Except as otherwise noted, all references herein to full-year periods refer to the Company’s fiscal year, which ends on December 31. The Company believes that these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses these non-IFRS measures to compare the Company’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. The Company believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of the Company does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. We have not reconciled the non-IFRS forward looking information to their corresponding IFRS measures because we do not provide guidance for the various reconciling items such as provision for income taxes and depreciation and amortization, as certain items that impact these measures are out of our control or cannot be reasonably predicted without unreasonable efforts. You should review the Company’s financial statements, when available, and not rely on any single financial measure to evaluate the Company’s business. Other companies may calculate non-IFRS measures differently, and therefore the Company’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. STRICTLY CONFIDENTIAL PAGE 1

Important Information Use of the Forecasted Financial and Other Information This presentation contains forecasted financial and other information with respect to the Company’s projected subscribers, revenues, EBITDA, EBITDA margin and gross profit for the Company’s fiscal 2018, 2019, 2020, and 2021. Neither the independent auditors of MMDM nor the independent registered public accounting firm of the Company, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These forecasts should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projections have been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the forecasted financial and other information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial and other information. Accordingly, there can be no assurance that the projections are indicative of the future performance of MMDM, the Company, or the combined company after completion of the proposed business combination, or that actual results will not differ materially from those presented in the forecasted financial and other information. Inclusion of the forecasted financial and other information in this presentation should not be regarded as a representation by any person that the results contained in the forecasted financial and other information will be achieved. Participants in the Solicitation Akazoo, MMDM, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of MMDM common stock and in respect of the proposed transaction between them. Information about MMDM’s directors and executive officers and their ownership of MMDM’s common stock is set forth in MMDM’s Annual Report on Form 10-K for the year ended March 31, 2018 filed with the Securities and Exchange Commission (the “SEC”), as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement (as defined below). These documents can be obtained free of charge as described below. Additional Information and Where to Find It In connection with the proposed transaction between Akazoo and MMDM, Modern Media Acquisition Corp. S.A., the proposed new parent of Akazoo and MMDM (“HoldCo”), filed a Registration Statement on Form F-4 with the SEC on February 12, 2019 (the “Registration Statement”) containing a preliminary proxy statement/prospectus for MMDM stockholders. When completed, a definitive proxy statement/prospectus and proxy card will be mailed to each stockholder of MMDM entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF MMDM ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT MMDM OR HOLDCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MMDM, AKAZOO AND THE TRANSACTION. The Registration Statement, proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by MMDM or HoldCo with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Modern Media Acquisition Corp., 1180 Peachtree Street, N.E. Suite 2400, Atlanta, GA. STRICTLY CONFIDENTIAL PAGE 2Important Information Use of the Forecasted Financial and Other Information This presentation contains forecasted financial and other information with respect to the Company’s projected subscribers, revenues, EBITDA, EBITDA margin and gross profit for the Company’s fiscal 2018, 2019, 2020, and 2021. Neither the independent auditors of MMDM nor the independent registered public accounting firm of the Company, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These forecasts should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projections have been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the forecasted financial and other information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial and other information. Accordingly, there can be no assurance that the projections are indicative of the future performance of MMDM, the Company, or the combined company after completion of the proposed business combination, or that actual results will not differ materially from those presented in the forecasted financial and other information. Inclusion of the forecasted financial and other information in this presentation should not be regarded as a representation by any person that the results contained in the forecasted financial and other information will be achieved. Participants in the Solicitation Akazoo, MMDM, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of MMDM common stock and in respect of the proposed transaction between them. Information about MMDM’s directors and executive officers and their ownership of MMDM’s common stock is set forth in MMDM’s Annual Report on Form 10-K for the year ended March 31, 2018 filed with the Securities and Exchange Commission (the “SEC”), as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement (as defined below). These documents can be obtained free of charge as described below. Additional Information and Where to Find It In connection with the proposed transaction between Akazoo and MMDM, Modern Media Acquisition Corp. S.A., the proposed new parent of Akazoo and MMDM (“HoldCo”), filed a Registration Statement on Form F-4 with the SEC on February 12, 2019 (the “Registration Statement”) containing a preliminary proxy statement/prospectus for MMDM stockholders. When completed, a definitive proxy statement/prospectus and proxy card will be mailed to each stockholder of MMDM entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF MMDM ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT MMDM OR HOLDCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MMDM, AKAZOO AND THE TRANSACTION. The Registration Statement, proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by MMDM or HoldCo with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Modern Media Acquisition Corp., 1180 Peachtree Street, N.E. Suite 2400, Atlanta, GA. STRICTLY CONFIDENTIAL PAGE 2

Today’s Presenters Lew Dickey Apostolos Zervos Pierre Schreuder Chairman Founder & Chief Financial Officer Chief Executive Officer Founder (1997), Former Chairman, Has over 15 years of finance and President & CEO of Cumulus Media public markets experience Founder (2010) and CEO of Akazoo Oversaw more than 150 M&A Led multiple M&A, IPO and capital Has 15 years of digital media and transactions raise transactions technology growth and innovation leadership experience Founded Modern Luxury Media and is Previously at UBS and RBC the author of The New Modern Media Pioneered and launched some of the BSc. & MSc. from Eindhoven first international smartphone services B.A. & M.A. from Stanford University University of Technology and propositions for Fortune 500 and M.B.A. from Harvard Business MSc. from Erasmus University companies and top global brands School CFA charter holder Has grown Akazoo organically and through capital raises and acquisitions B.A from Yale University STRICTLY CONFIDENTIAL PAGE 3Today’s Presenters Lew Dickey Apostolos Zervos Pierre Schreuder Chairman Founder & Chief Financial Officer Chief Executive Officer Founder (1997), Former Chairman, Has over 15 years of finance and President & CEO of Cumulus Media public markets experience Founder (2010) and CEO of Akazoo Oversaw more than 150 M&A Led multiple M&A, IPO and capital Has 15 years of digital media and transactions raise transactions technology growth and innovation leadership experience Founded Modern Luxury Media and is Previously at UBS and RBC the author of The New Modern Media Pioneered and launched some of the BSc. & MSc. from Eindhoven first international smartphone services B.A. & M.A. from Stanford University University of Technology and propositions for Fortune 500 and M.B.A. from Harvard Business MSc. from Erasmus University companies and top global brands School CFA charter holder Has grown Akazoo organically and through capital raises and acquisitions B.A from Yale University STRICTLY CONFIDENTIAL PAGE 3

Executive Summary

akazoo

Modern Media Acquisition Corp. (MMDM) and Akazoo are excited to present a proposed business combination delivering a leading Emerging Markets ("EM") music streaming company

✓ **A "Modern Media" Investment Thesis**

- High-growth digital music streaming platform benefits from:
  - Secular shift to mobile content consumption
  - Secular shift to subscription model – access vs. ownership

✓ **Strong Public Company Candidate**

- Strong growth profile with diversified revenue base
- Well-established – currently in 9th year of operation
- Positive EBITDA every year since inception
- Use of MMDM cash to invest in: customer acquisition, territory expansion, platform development, and infrastructure build-out
- Shareholders and management rolling their equity stakes
- Experienced management – founded by CEO

✓ **Competitive Moat & Profitable Business Model**

- Hyper-local focus: content, AI-driven curation and culturally relevant user experience
- Integrated partnerships with telcos and messaging platforms
- Territory-specific pricing and billing arrangements to optimize customer acquisition and retention
- Technology designed for premium quality user experience in an EM network environment
- EM core competency with first-mover advantage

PAGE 4

Transaction Overview l Enterprise Value of $469 million (post-close) — 3.1x 2019E revenue of ~$151 million and 2.0x 2020E revenue of ~$231 million — 7.6x 2019E adjusted gross profit of ~$62 million and 4.9x 2020E adjusted gross profit of ~$96 million — At closing, company will be debt-free l MMDM cash will be used to support continued growth of the company (1) — Selling shareholders will be rolling 100% of their equity l Lew Dickey to serve as Chairman and Apostolos Zervos to serve as Chief Executive Officer l Expected transaction closing in the first half of 2019 Note: EUR:USD exchange rate of 1.13 as of market close February 25, 2019 (1) If more than $110 million of cash is retained (net of fees) then the next $20 million will be issued to selling shareholders in exchange for shares See page 23 for transaction details STRICTLY CONFIDENTIAL PAGE 5Transaction Overview l Enterprise Value of $469 million (post-close) — 3.1x 2019E revenue of ~$151 million and 2.0x 2020E revenue of ~$231 million — 7.6x 2019E adjusted gross profit of ~$62 million and 4.9x 2020E adjusted gross profit of ~$96 million — At closing, company will be debt-free l MMDM cash will be used to support continued growth of the company (1) — Selling shareholders will be rolling 100% of their equity l Lew Dickey to serve as Chairman and Apostolos Zervos to serve as Chief Executive Officer l Expected transaction closing in the first half of 2019 Note: EUR:USD exchange rate of 1.13 as of market close February 25, 2019 (1) If more than $110 million of cash is retained (net of fees) then the next $20 million will be issued to selling shareholders in exchange for shares See page 23 for transaction details STRICTLY CONFIDENTIAL PAGE 5

Akazoo at a Glance Akazoo is a global music streaming platform, with a “hyper-local” strategy Seamless access across devices and platforms Premium local and global content World class design, look and feel Proprietary music AI € recommendation engine 37 million 4.4 million €104+ million 25 Registered Subscribers 2018E Countries Free, ad-supported radio service Users Revenue to drive revenue and subscriber conversion Mobile telco billing tailored for 400,000 emerging markets 45 million 100,000 Major, Local & 140 Music Radio Independent Telco Tracks Stations Labels Integrations STRICTLY CONFIDENTIAL PAGE 6Akazoo at a Glance Akazoo is a global music streaming platform, with a “hyper-local” strategy Seamless access across devices and platforms Premium local and global content World class design, look and feel Proprietary music AI € recommendation engine 37 million 4.4 million €104+ million 25 Registered Subscribers 2018E Countries Free, ad-supported radio service Users Revenue to drive revenue and subscriber conversion Mobile telco billing tailored for 400,000 emerging markets 45 million 100,000 Major, Local & 140 Music Radio Independent Telco Tracks Stations Labels Integrations STRICTLY CONFIDENTIAL PAGE 6

MARKET OVERVIEWMARKET OVERVIEW

Streaming Dominates Global Recorded Music Consumption Streaming now accounts for ~39% of global recorded music revenues, expected to grow at a ~14% CAGR over the next 14 years and reach ~84% by 2030 Music Industry Snapshot Global Recorded Music Industry (€bn) Performance Rights / Sync / Other (1) Streaming 36.0 Physical and Download +41% +34% 5.2 Growth in Growth in Streaming Digital Music Revenue^ Consumption* 21.7 4.1 15.8 30.1 13.8 3.2 +49% 54% 2.9 Growth in U.S. Digital Share 14.8 4.1 7.4 Audio of Global Streams* Revenue^ 6.9 5.2 0.6 2.8 2016A 2018E 2022E 2030E Note: EUR:USD exchange rate of 1.13 as of market close February 25, 2019 (1) Streaming includes Paid Streaming and Ad Supported Streaming Revenues Source: Wall Street Research, IFPI, Nielsen ^ 2017A figures * 2018A figures STRICTLY CONFIDENTIAL PAGE 8Streaming Dominates Global Recorded Music Consumption Streaming now accounts for ~39% of global recorded music revenues, expected to grow at a ~14% CAGR over the next 14 years and reach ~84% by 2030 Music Industry Snapshot Global Recorded Music Industry (€bn) Performance Rights / Sync / Other (1) Streaming 36.0 Physical and Download +41% +34% 5.2 Growth in Growth in Streaming Digital Music Revenue^ Consumption* 21.7 4.1 15.8 30.1 13.8 3.2 +49% 54% 2.9 Growth in U.S. Digital Share 14.8 4.1 7.4 Audio of Global Streams* Revenue^ 6.9 5.2 0.6 2.8 2016A 2018E 2022E 2030E Note: EUR:USD exchange rate of 1.13 as of market close February 25, 2019 (1) Streaming includes Paid Streaming and Ad Supported Streaming Revenues Source: Wall Street Research, IFPI, Nielsen ^ 2017A figures * 2018A figures STRICTLY CONFIDENTIAL PAGE 8

Emerging Markets Are the Fastest- Growing Streaming Opportunity The rapid growth of smartphone penetration makes EM a significant addressable market for music streaming Paid Streaming Revenue Smartphone Ownership Paid Music Streaming Subs CAGR (2016A–2030E) (billions) (millions) Emerging Markets Emerging Markets 510 Developed Markets Developed Markets 27% 5.10 429 320 2.67 302 303 14% 230 285 10% 159 194 1.00 84 0.84 104 27 2016A 2019E 2022E 2025E 2028E 2016A 2019E 2022E 2025E 2028E Emerging Developed Global Markets Markets Source: Wall Street Research, IFPI STRICTLY CONFIDENTIAL PAGE 9Emerging Markets Are the Fastest- Growing Streaming Opportunity The rapid growth of smartphone penetration makes EM a significant addressable market for music streaming Paid Streaming Revenue Smartphone Ownership Paid Music Streaming Subs CAGR (2016A–2030E) (billions) (millions) Emerging Markets Emerging Markets 510 Developed Markets Developed Markets 27% 5.10 429 320 2.67 302 303 14% 230 285 10% 159 194 1.00 84 0.84 104 27 2016A 2019E 2022E 2025E 2028E 2016A 2019E 2022E 2025E 2028E Emerging Developed Global Markets Markets Source: Wall Street Research, IFPI STRICTLY CONFIDENTIAL PAGE 9

Local Content Dominates Emerging Markets Streaming Consumers gravitate to streaming services that cater to specific local tastes Country Content Consumption on 2015–2Q 2018 Top 5 Artists on Akazoo Akazoo Platform Akazoo Subscriber #1 Anita Lipnicka Growth #2 Sylwia Grzeszczak Poland Local 39% #3 Brodka International 123% 61% #4 Myslovitz #5 Ewa Farna #1 t.A.T.u. Russia Local #2 Сплин 30% International 116% #3 Би-2 70% #4 Lumen #5 Pharaoh Brazil #1 Antonio Carlos Jobim Local #2 Vinicius de Moraes 20% International #3 Elis Regina 254% 80% #4 Gilberto Gil #5 Marisa Monte Indonesia #1 Rich Brian #2 Tulus Local 28% 127% #3 Evie Tamala International 72% #4 Anggun #5 Ayu Ting Ting Source: Company data STRICTLY CONFIDENTIAL PAGE 10Local Content Dominates Emerging Markets Streaming Consumers gravitate to streaming services that cater to specific local tastes Country Content Consumption on 2015–2Q 2018 Top 5 Artists on Akazoo Akazoo Platform Akazoo Subscriber #1 Anita Lipnicka Growth #2 Sylwia Grzeszczak Poland Local 39% #3 Brodka International 123% 61% #4 Myslovitz #5 Ewa Farna #1 t.A.T.u. Russia Local #2 Сплин 30% International 116% #3 Би-2 70% #4 Lumen #5 Pharaoh Brazil #1 Antonio Carlos Jobim Local #2 Vinicius de Moraes 20% International #3 Elis Regina 254% 80% #4 Gilberto Gil #5 Marisa Monte Indonesia #1 Rich Brian #2 Tulus Local 28% 127% #3 Evie Tamala International 72% #4 Anggun #5 Ayu Ting Ting Source: Company data STRICTLY CONFIDENTIAL PAGE 10

COMPANY OVERVIEWCOMPANY OVERVIEW

Akazoo Launched in 2010 as a Local Content Provider, Growing into the Global Service it is Today 2014 – 2015 2015 – 2016 % GROWTH Pre-Investment Post-Investment 4.4 million Revenue 29% 86% 3.7 million Premium 3.3 million 64% 87% Subscribers 1.8 million 1.1 million Premium Subscribers €17mm capital investment 2012A 2013A 2014A 2015A 2016A 2017A 2018A B2B2C Awarded two Premium-only, Regional Onset of New Launch of AI- partnerships major pan-African social-enabled expansion into deployments terrestrial driven with major telco group B2C streaming Asia + LatAm in Africa, radio service curation mobile device tenders for 22 product starting with launched engine manufacturers territories in Africa launched in B2B2C Ghana and and telcos Poland partnerships Cameroon Major Radio Reestablished as initiated messaging expansion independent platform company partnership STRICTLY CONFIDENTIAL PAGE 12Akazoo Launched in 2010 as a Local Content Provider, Growing into the Global Service it is Today 2014 – 2015 2015 – 2016 % GROWTH Pre-Investment Post-Investment 4.4 million Revenue 29% 86% 3.7 million Premium 3.3 million 64% 87% Subscribers 1.8 million 1.1 million Premium Subscribers €17mm capital investment 2012A 2013A 2014A 2015A 2016A 2017A 2018A B2B2C Awarded two Premium-only, Regional Onset of New Launch of AI- partnerships major pan-African social-enabled expansion into deployments terrestrial driven with major telco group B2C streaming Asia + LatAm in Africa, radio service curation mobile device tenders for 22 product starting with launched engine manufacturers territories in Africa launched in B2B2C Ghana and and telcos Poland partnerships Cameroon Major Radio Reestablished as initiated messaging expansion independent platform company partnership STRICTLY CONFIDENTIAL PAGE 12

Akazoo is Global Akazoo owns a first-mover advantage in EM, which comprises a population of over (1) 1.4 billion people Russia Poland Greece Cyprus Mexico Thailand Vietnam Cameroon Guatemala Nicaragua Cote Philippines Malaysia Costa Rica D’Ivoire Kenya Indonesia Ghana Singapore Ecuador Zambia Peru Brazil Paraguay Chile Argentina Indicates countries currently present Note: Select Akazoo countries shown (1) www.worldometers.info STRICTLY CONFIDENTIAL PAGE 13Akazoo is Global Akazoo owns a first-mover advantage in EM, which comprises a population of over (1) 1.4 billion people Russia Poland Greece Cyprus Mexico Thailand Vietnam Cameroon Guatemala Nicaragua Cote Philippines Malaysia Costa Rica D’Ivoire Kenya Indonesia Ghana Singapore Ecuador Zambia Peru Brazil Paraguay Chile Argentina Indicates countries currently present Note: Select Akazoo countries shown (1) www.worldometers.info STRICTLY CONFIDENTIAL PAGE 13

Growth Strategy Built for Our Markets Hyper-local content strategy with global scale Cost-efficient customer acquisition through strategic partnerships Converting free, ad-supported radio users to paying premium subscribers Sustainable and profitable growth Organic growth through increased penetration in existing markets plus launching new markets that meet criteria for success Minimizing churn through AI, attractive pricing and telco bundling models STRICTLY CONFIDENTIAL PAGE 14Growth Strategy Built for Our Markets Hyper-local content strategy with global scale Cost-efficient customer acquisition through strategic partnerships Converting free, ad-supported radio users to paying premium subscribers Sustainable and profitable growth Organic growth through increased penetration in existing markets plus launching new markets that meet criteria for success Minimizing churn through AI, attractive pricing and telco bundling models STRICTLY CONFIDENTIAL PAGE 14

Akazoo is Local Akazoo is a leading service in Emerging Markets due to its unique local strategy Local Content Culturally Relevant Interface 25+ million Banners New local releases songs by local artists customized to prominently featured promote local content on home page Territory specific Top 20 updated weekly Localized search Push notifications with results based delivered upon release Contextual / statistic- on local language of new content based playlists preference STRICTLY CONFIDENTIAL PAGE 15Akazoo is Local Akazoo is a leading service in Emerging Markets due to its unique local strategy Local Content Culturally Relevant Interface 25+ million Banners New local releases songs by local artists customized to prominently featured promote local content on home page Territory specific Top 20 updated weekly Localized search Push notifications with results based delivered upon release Contextual / statistic- on local language of new content based playlists preference STRICTLY CONFIDENTIAL PAGE 15

Our Music AI Technology, a Distinct Competitive Advantage Our unique, proprietary technology delivers a customized catalog in every market Summary of Patent Listens to US7982117 (2002) l Music recommendation engine employs patented AI featuring sonic analysis l Delivers a superior, hyper- Sonic AI Recommendation local user experience Recommends l Contributes to lower customer churn across all markets Key Additional Patents US8686272 (2002) US8063295 (2002) Note: Patents cited by Sony, Pandora, Apple, Google and Nielsen, among others STRICTLY CONFIDENTIAL PAGE 16Our Music AI Technology, a Distinct Competitive Advantage Our unique, proprietary technology delivers a customized catalog in every market Summary of Patent Listens to US7982117 (2002) l Music recommendation engine employs patented AI featuring sonic analysis l Delivers a superior, hyper- Sonic AI Recommendation local user experience Recommends l Contributes to lower customer churn across all markets Key Additional Patents US8686272 (2002) US8063295 (2002) Note: Patents cited by Sony, Pandora, Apple, Google and Nielsen, among others STRICTLY CONFIDENTIAL PAGE 16

Akazoo’s Hyper-Local Engine in Action Country-specific, customized content curation is unmatched by the competition Local Labels / Content User Interface Screenshot - Poland International Labels / Content AI Technology Indicates Local Artist STRICTLY CONFIDENTIAL PAGE 17Akazoo’s Hyper-Local Engine in Action Country-specific, customized content curation is unmatched by the competition Local Labels / Content User Interface Screenshot - Poland International Labels / Content AI Technology Indicates Local Artist STRICTLY CONFIDENTIAL PAGE 17

Customer Acquisition Strategy Delivering cost-efficient subscriber growth through multiple channels Blue Chip Partnerships: Partnerships with regional and local telecom services and mobile Key Partnership Benefits messaging companies User base expansion Paid Media: Traditional and digital advertising through promotion to including SEO, SEM, Programmatic, Out-of- partner customers Home and more In-House Marketing: Promote app downloads Direct billing via activities and content campaigns (events, through telco billing concerts, etc.) systems Radio: Push notifications to registered users of free, ad-supported Radio app to encourage Over 450 million users downloads of Premium app available for future subscriber growth Organic / Viral: Word of mouth and subscribers’ ability to share music and links to download Premium app STRICTLY CONFIDENTIAL PAGE 18Customer Acquisition Strategy Delivering cost-efficient subscriber growth through multiple channels Blue Chip Partnerships: Partnerships with regional and local telecom services and mobile Key Partnership Benefits messaging companies User base expansion Paid Media: Traditional and digital advertising through promotion to including SEO, SEM, Programmatic, Out-of- partner customers Home and more In-House Marketing: Promote app downloads Direct billing via activities and content campaigns (events, through telco billing concerts, etc.) systems Radio: Push notifications to registered users of free, ad-supported Radio app to encourage Over 450 million users downloads of Premium app available for future subscriber growth Organic / Viral: Word of mouth and subscribers’ ability to share music and links to download Premium app STRICTLY CONFIDENTIAL PAGE 18

The Opportunity Our path to 20 million subscribers and ~€500 million of revenue Market Opportunity Illustration (Existing Markets) Strong Tailwinds Driving Growth Today Long Range Target (1) Covered Population 1.4 billion 1.5 billion+ ü 1.4 billion (and growing) population in our Smartphone 50% ~70% (2) Penetration markets, with favorable demographics Addressable Streaming 700 million 1,050 million Market (ASM) Subscribers 4.4 million 20 million ü Increasing smartphone Implied Penetration Rate penetration 0.6% 1.9% ü Growing adoption and Revenue and EBITDA Opportunity Illustration (Existing Markets) importance of music streaming (3) Monthly ARPU ~€2.10 ~€2.10 Subscription Revenue ~€100 million ~€500 million ü Potential upside in entering new markets, EBITDA Margin 10% ~15 – 20% price increases and Subscription EBITDA ~€10 million ~€75 – €100 million M&A (1) Source: www.worldometers.info (2) Source: www.newzoo.com; Forrester (3) Monthly ARPU reflects the average monthly revenue per premium subscriber STRICTLY CONFIDENTIAL PAGE 19The Opportunity Our path to 20 million subscribers and ~€500 million of revenue Market Opportunity Illustration (Existing Markets) Strong Tailwinds Driving Growth Today Long Range Target (1) Covered Population 1.4 billion 1.5 billion+ ü 1.4 billion (and growing) population in our Smartphone 50% ~70% (2) Penetration markets, with favorable demographics Addressable Streaming 700 million 1,050 million Market (ASM) Subscribers 4.4 million 20 million ü Increasing smartphone Implied Penetration Rate penetration 0.6% 1.9% ü Growing adoption and Revenue and EBITDA Opportunity Illustration (Existing Markets) importance of music streaming (3) Monthly ARPU ~€2.10 ~€2.10 Subscription Revenue ~€100 million ~€500 million ü Potential upside in entering new markets, EBITDA Margin 10% ~15 – 20% price increases and Subscription EBITDA ~€10 million ~€75 – €100 million M&A (1) Source: www.worldometers.info (2) Source: www.newzoo.com; Forrester (3) Monthly ARPU reflects the average monthly revenue per premium subscriber STRICTLY CONFIDENTIAL PAGE 19

FINANCIALS & TRANSACTION OVERVIEWFINANCIALS & TRANSACTION OVERVIEW

Financials and KPIs Tosca Penta’s injection of €17m in 2015 led to 80+% revenue growth in 2016 EBITDA (€mm) Subscribers (mm) Revenue (€mm) €285 10.4 €37 8.8 €203 €21 5.7 €134 4.4 €104 3.7 3.3 €90 €11 €10 €10 €68 €8 1.8 €37 €4 2015A 2017A 2019E 2021E 2015A 2017A 2019E 2021E 2015A 2017A 2019E 2021E ’15 – ’18 CAGR ’18 – ’21 CAGR ’15 – ’18 CAGR ’18 – ’21 CAGR ’15 – ’18 CAGR ’18 – ’21 CAGR 35% 33% 41% 40% 38% 53% Note: Akazoo projections assume base case cash available of $60 million post-close STRICTLY CONFIDENTIAL PAGE 21Financials and KPIs Tosca Penta’s injection of €17m in 2015 led to 80+% revenue growth in 2016 EBITDA (€mm) Subscribers (mm) Revenue (€mm) €285 10.4 €37 8.8 €203 €21 5.7 €134 4.4 €104 3.7 3.3 €90 €11 €10 €10 €68 €8 1.8 €37 €4 2015A 2017A 2019E 2021E 2015A 2017A 2019E 2021E 2015A 2017A 2019E 2021E ’15 – ’18 CAGR ’18 – ’21 CAGR ’15 – ’18 CAGR ’18 – ’21 CAGR ’15 – ’18 CAGR ’18 – ’21 CAGR 35% 33% 41% 40% 38% 53% Note: Akazoo projections assume base case cash available of $60 million post-close STRICTLY CONFIDENTIAL PAGE 21

Strong H2 2018 Performance Creating Momentum Leading into 2019 (1) 2018 Monthly Revenues 2018E vs. 2019E Revenue €11 Run-rate Q4 rev. >20% growth from Revenue has increased every month in 2018 pacing at ~90% H1 to H2 2018 of 2019E revenues €10 €9 Q4 2018E: €57 ~€30M €134 €8 €120 €104 €7 €47 €6 Mar Apr May Jun Jul Aug Sep Oct Nov Dec H1 2018A H2 2018E 2018E Q4 2018E Ann. 2019E (1) Unaudited. 1H 2018 figures are actual. 2H 2018 figures are estimated. STRICTLY CONFIDENTIAL PAGE 22Strong H2 2018 Performance Creating Momentum Leading into 2019 (1) 2018 Monthly Revenues 2018E vs. 2019E Revenue €11 Run-rate Q4 rev. >20% growth from Revenue has increased every month in 2018 pacing at ~90% H1 to H2 2018 of 2019E revenues €10 €9 Q4 2018E: €57 ~€30M €134 €8 €120 €104 €7 €47 €6 Mar Apr May Jun Jul Aug Sep Oct Nov Dec H1 2018A H2 2018E 2018E Q4 2018E Ann. 2019E (1) Unaudited. 1H 2018 figures are actual. 2H 2018 figures are estimated. STRICTLY CONFIDENTIAL PAGE 22

Summary Transaction Terms (in millions, except per share amounts) (4) Transaction Terms Cash Sources and Uses l Pro forma enterprise value of $469 million Sources SPAC Equity $152 (1) — Implied 2019E revenue multiple of 3.1x New Debt - (2) Total Cash Sources $152 — Implied 2020E revenue multiple of 2.0x (3) — Implied 2021E revenue multiple of 1.5x Uses Cash Proceeds to Sellers $20 (1) — Implied 2019E adjusted gross profit multiple of 7.6x Cash to Balance Sheet 117 (2) — Implied 2020E adjusted gross profit multiple of 4.9x Fees and Expenses 15 (3) — Implied 2021E adjusted gross profit multiple of 3.3x Total Cash Uses $152 l $117 million of cash available to fund growth initiatives and for general corporate purposes (4) (4) Pro Forma Illustrative Enterprise Value at Close Illustrative Post-Transaction Ownership Breakdown Pro-Forma Ownership # of Shares % PF Shares Outstanding 57.0 Akazoo Rollover Shares 35.0 61% Price/Share $10.28 MMDM Common Shares (incl. Rights) 16.8 30% Implied Equity Value at Closing $586 MMDM Founder Shares 5.2 9% Less: PF Cash (117) (6) (5) Total PF Shares Outstanding 57.0 100% Implied EV at Closing @ $10.28/share $469 Note: EUR:USD exchange rate of 1.13 as of market close February 25, 2019 (1) Based on Go-to-Market 2019E revenue of ~$151 million and 2019E Adjusted Gross Profit of ~$62 million (2) Based on Go-to-Market 2020E revenue of ~$231 million and 2020E Adjusted Gross Profit of ~$96 million (3) Based on Go-to-Market 2021E revenue of ~$323 million and 2020E Adjusted Gross Profit of ~$140 million (4) Assumes 100% SPAC cash retention post results of February 8, 2019 Shareholder redemption vote (5) Share price of $10.28 calculated by dividing cash in trust by shares outstanding (as of February 6, 2019); Price per share at closing subject to cash in Trust at time of closing (6) Pro forma Company to have warrants exercisable for 17.67 million shares at an exercise price of $11.50 STRICTLY CONFIDENTIAL PAGE 23Summary Transaction Terms (in millions, except per share amounts) (4) Transaction Terms Cash Sources and Uses l Pro forma enterprise value of $469 million Sources SPAC Equity $152 (1) — Implied 2019E revenue multiple of 3.1x New Debt - (2) Total Cash Sources $152 — Implied 2020E revenue multiple of 2.0x (3) — Implied 2021E revenue multiple of 1.5x Uses Cash Proceeds to Sellers $20 (1) — Implied 2019E adjusted gross profit multiple of 7.6x Cash to Balance Sheet 117 (2) — Implied 2020E adjusted gross profit multiple of 4.9x Fees and Expenses 15 (3) — Implied 2021E adjusted gross profit multiple of 3.3x Total Cash Uses $152 l $117 million of cash available to fund growth initiatives and for general corporate purposes (4) (4) Pro Forma Illustrative Enterprise Value at Close Illustrative Post-Transaction Ownership Breakdown Pro-Forma Ownership # of Shares % PF Shares Outstanding 57.0 Akazoo Rollover Shares 35.0 61% Price/Share $10.28 MMDM Common Shares (incl. Rights) 16.8 30% Implied Equity Value at Closing $586 MMDM Founder Shares 5.2 9% Less: PF Cash (117) (6) (5) Total PF Shares Outstanding 57.0 100% Implied EV at Closing @ $10.28/share $469 Note: EUR:USD exchange rate of 1.13 as of market close February 25, 2019 (1) Based on Go-to-Market 2019E revenue of ~$151 million and 2019E Adjusted Gross Profit of ~$62 million (2) Based on Go-to-Market 2020E revenue of ~$231 million and 2020E Adjusted Gross Profit of ~$96 million (3) Based on Go-to-Market 2021E revenue of ~$323 million and 2020E Adjusted Gross Profit of ~$140 million (4) Assumes 100% SPAC cash retention post results of February 8, 2019 Shareholder redemption vote (5) Share price of $10.28 calculated by dividing cash in trust by shares outstanding (as of February 6, 2019); Price per share at closing subject to cash in Trust at time of closing (6) Pro forma Company to have warrants exercisable for 17.67 million shares at an exercise price of $11.50 STRICTLY CONFIDENTIAL PAGE 23

Targeted Use of Cash Proceeds Cash on balance sheet is expected to be used to fund organic growth in both new and existing markets as well as strategic M&A to enhance the platform’s competitive standing Cash Available (1) (2) Base Case Maximum Case Customer Acquisition üü Expand Strategic Partnerships üü Product Platform, Staffing üü & Infrastructure Raise Brand Awareness üü Targeted Geographic Expansion ü Acquire Competing Services with ü Hyper-Local Focus Cash Consideration to ü Akazoo Selling Shareholders Clean Up Capital Structure ü (Cash Tender for Warrants) Existing owners remain bullish on the company’s future and are receiving only $20 million in the maximum cash case (1) Base case assumes $60 million of cash available post-close (2) Maximum case assumes 100% SPAC-cash retention STRICTLY CONFIDENTIAL PAGE 24Targeted Use of Cash Proceeds Cash on balance sheet is expected to be used to fund organic growth in both new and existing markets as well as strategic M&A to enhance the platform’s competitive standing Cash Available (1) (2) Base Case Maximum Case Customer Acquisition üü Expand Strategic Partnerships üü Product Platform, Staffing üü & Infrastructure Raise Brand Awareness üü Targeted Geographic Expansion ü Acquire Competing Services with ü Hyper-Local Focus Cash Consideration to ü Akazoo Selling Shareholders Clean Up Capital Structure ü (Cash Tender for Warrants) Existing owners remain bullish on the company’s future and are receiving only $20 million in the maximum cash case (1) Base case assumes $60 million of cash available post-close (2) Maximum case assumes 100% SPAC-cash retention STRICTLY CONFIDENTIAL PAGE 24

Akazoo Compares Favorably to Global Players Akazoo’s valuation per subscriber compares especially favorably to Developing / Emerging Market players, who are similarly profitable unlike most global players (1) Premium Subs 4.4 25 96 2.1 6.8 9.0 (2) (Latest Available, mm) 2019E Revenue €134 €3,445 €6,684 €103 €1,573 €300 (3) (€mm) Valuation €413 €26,507 €21,143 €529 €2,560 >€996 (4) (€mm) Implied Valuation / €94 €1,065 €220 €252 €377 >€111 Premium Sub Developing / Emerging 3 3 1 1 0 1 Markets Presence Profitable ❌❌❌❌ ✔✔ (1) TME’s share price as of February 25, 2019 was $18.75, up ~44% since pricing at $13.00 on December 11, 2018 (2) Akazoo subscribers as of December 31, 2018; Tidal subscribers based on median of range from 1.2 million per Dagens Næringsliv to 3.0 million per Company press releases; Deezer subscribers per The Independent; Pandora, Tencent Music and Spotify subscribers based on latest available public filings as of February 25, 2019 (3) Assumes EUR:USD FX rate of 1.13 and EUR:RMB FX rate of 7.60 as of February 25, 2019; Pandora, Spotify revenue per FactSet consensus estimates; Tencent Music estimates per Wall Street research; Tidal revenue reflects 2017 per Music Business Worldwide; Deezer revenue per Reuters, year not explicitly stated (4) Public company valuations based on enterprise values as of February 25, 2019 (FactSet); Tidal valuation per Quartz as of January 2017, Pandora as of January 31, 2019, Deezer valuation per Digital Music News as of August 2018 STRICTLY CONFIDENTIAL PAGE 25Akazoo Compares Favorably to Global Players Akazoo’s valuation per subscriber compares especially favorably to Developing / Emerging Market players, who are similarly profitable unlike most global players (1) Premium Subs 4.4 25 96 2.1 6.8 9.0 (2) (Latest Available, mm) 2019E Revenue €134 €3,445 €6,684 €103 €1,573 €300 (3) (€mm) Valuation €413 €26,507 €21,143 €529 €2,560 >€996 (4) (€mm) Implied Valuation / €94 €1,065 €220 €252 €377 >€111 Premium Sub Developing / Emerging 3 3 1 1 0 1 Markets Presence Profitable ❌❌❌❌ ✔✔ (1) TME’s share price as of February 25, 2019 was $18.75, up ~44% since pricing at $13.00 on December 11, 2018 (2) Akazoo subscribers as of December 31, 2018; Tidal subscribers based on median of range from 1.2 million per Dagens Næringsliv to 3.0 million per Company press releases; Deezer subscribers per The Independent; Pandora, Tencent Music and Spotify subscribers based on latest available public filings as of February 25, 2019 (3) Assumes EUR:USD FX rate of 1.13 and EUR:RMB FX rate of 7.60 as of February 25, 2019; Pandora, Spotify revenue per FactSet consensus estimates; Tencent Music estimates per Wall Street research; Tidal revenue reflects 2017 per Music Business Worldwide; Deezer revenue per Reuters, year not explicitly stated (4) Public company valuations based on enterprise values as of February 25, 2019 (FactSet); Tidal valuation per Quartz as of January 2017, Pandora as of January 31, 2019, Deezer valuation per Digital Music News as of August 2018 STRICTLY CONFIDENTIAL PAGE 25

Adjusted Gross Profit Multiple Comparison Akazoo is valued at a significant discount to its peers on an Adjusted Gross Profit multiple basis, highlighting Akazoo’s profitable business model (1) EV / Adjusted Gross Profit 22.0x 16.2x 12.9x 12.2x 9.9x 8.0x 7.6x 4.9x 3.3x 2019E 2020E 2021E Source: FactSet as of February 25, 2019 Note: For comparison purposes, customer acquisition costs have been excluded from Akazoo’s COGS, consistent with reporting of public peers; Akazoo projections assume base case cash available of $60 million post-close (1) Adjusted Gross Profit defined as Gross Profit + media costs (customer acquisition costs) STRICTLY CONFIDENTIAL PAGE 26Adjusted Gross Profit Multiple Comparison Akazoo is valued at a significant discount to its peers on an Adjusted Gross Profit multiple basis, highlighting Akazoo’s profitable business model (1) EV / Adjusted Gross Profit 22.0x 16.2x 12.9x 12.2x 9.9x 8.0x 7.6x 4.9x 3.3x 2019E 2020E 2021E Source: FactSet as of February 25, 2019 Note: For comparison purposes, customer acquisition costs have been excluded from Akazoo’s COGS, consistent with reporting of public peers; Akazoo projections assume base case cash available of $60 million post-close (1) Adjusted Gross Profit defined as Gross Profit + media costs (customer acquisition costs) STRICTLY CONFIDENTIAL PAGE 26

Comparables Benchmarking Akazoo’s valuation metrics compare favorably to peers especially considering its growth profile and profitability EV / Revenue 2019E 2020E 2021E 7.7x 5.7x 5.1x 5.1x 4.6x 4.5x 4.4x 4.3x 4.3x 4.0x 3.9x 3.9x 3.4x 3.4x 3.2x 3.1x 3.1x 2.6x 2.1x 2.0x 1.5x Akazoo TME SIRI SPOT Internet / Online Marketplace Subscription (1) (2) (3) eCommerce Peers Peers Internet Peers 2018E – 2021E Revenue CAGR 40% 36% 24% 22% 18% 17% 15% Akazoo TME SIRI SPOT Internet / Online Marketplace Subscription (1) (2) (3) eCommerce Peers Peers Internet Peers Source: FactSet as of February 25, 2019 Note: Akazoo projections assume base case cash available of $60 million post-close (1) Internet / eCommerce peers include: Alibaba, Alphabet, Amazon, Blucora, Booking Holdings, Chegg, eBay, Expedia, Facebook, IAC Corp., Leaf Group, LiveHire, Overstock.com, Priceline, Quotient, Redbubble, Shutterfly, Teladoc, Tripadvisor, Twitter, Wayfair and Zillow Group (2) Online Marketplace peers include: ANGI Homeservices, Care.com, Etsy.com, Freelancer, Groupon, GrubHub, LendingTree, MercadoLibre, TrueCar and Yelp (3) Subscription Internet peers include: Blue Apron, Match Group, Netflix, Shutterstock, Stamps.com, Stitch Fix, Survey Monkey and Wix.com STRICTLY CONFIDENTIAL PAGE 27Comparables Benchmarking Akazoo’s valuation metrics compare favorably to peers especially considering its growth profile and profitability EV / Revenue 2019E 2020E 2021E 7.7x 5.7x 5.1x 5.1x 4.6x 4.5x 4.4x 4.3x 4.3x 4.0x 3.9x 3.9x 3.4x 3.4x 3.2x 3.1x 3.1x 2.6x 2.1x 2.0x 1.5x Akazoo TME SIRI SPOT Internet / Online Marketplace Subscription (1) (2) (3) eCommerce Peers Peers Internet Peers 2018E – 2021E Revenue CAGR 40% 36% 24% 22% 18% 17% 15% Akazoo TME SIRI SPOT Internet / Online Marketplace Subscription (1) (2) (3) eCommerce Peers Peers Internet Peers Source: FactSet as of February 25, 2019 Note: Akazoo projections assume base case cash available of $60 million post-close (1) Internet / eCommerce peers include: Alibaba, Alphabet, Amazon, Blucora, Booking Holdings, Chegg, eBay, Expedia, Facebook, IAC Corp., Leaf Group, LiveHire, Overstock.com, Priceline, Quotient, Redbubble, Shutterfly, Teladoc, Tripadvisor, Twitter, Wayfair and Zillow Group (2) Online Marketplace peers include: ANGI Homeservices, Care.com, Etsy.com, Freelancer, Groupon, GrubHub, LendingTree, MercadoLibre, TrueCar and Yelp (3) Subscription Internet peers include: Blue Apron, Match Group, Netflix, Shutterstock, Stamps.com, Stitch Fix, Survey Monkey and Wix.com STRICTLY CONFIDENTIAL PAGE 27

APPENDIXAPPENDIX

Akazoo at a Glance Akazoo is a global music streaming platform, with a “hyper-local” strategy Seamless access across devices and platforms Premium local and global content World class design, look and feel Proprietary music AI € recommendation engine 37 million 4.4 million €104+ million 25 Registered Subscribers 2018E Countries Free, ad-supported radio service Users Revenue to drive revenue and subscriber conversion Mobile telco billing tailored for 400,000 emerging markets 45 million 100,000 Major, Local & 140 Music Radio Independent Telco Tracks Stations Labels Integrations STRICTLY CONFIDENTIAL PAGE 29Akazoo at a Glance Akazoo is a global music streaming platform, with a “hyper-local” strategy Seamless access across devices and platforms Premium local and global content World class design, look and feel Proprietary music AI € recommendation engine 37 million 4.4 million €104+ million 25 Registered Subscribers 2018E Countries Free, ad-supported radio service Users Revenue to drive revenue and subscriber conversion Mobile telco billing tailored for 400,000 emerging markets 45 million 100,000 Major, Local & 140 Music Radio Independent Telco Tracks Stations Labels Integrations STRICTLY CONFIDENTIAL PAGE 29

Reconciliation of Non-IFRS Measures (€ in millions) 2016A – 2017A EBITDA and Adjusted Gross Profit Reconciliation 2016A 2017A EBITDA Net Income €4.8 €6.2 Net Finance Costs 0.3 (0.1) Income Tax Expense (0.0) 0.0 Depreciation and Amortization 3.0 4.0 EBITDA €8.1 €10.1 Adjusted Gross Profit Gross Profit €15.6 €20.8 Add Back: Media Costs 11.0 15.4 Adjusted Gross Profit €26.6 €36.1 (1) 2015A EBITDA Reconciliation 2015A EBITDA Revenue €36.8 Cost of Goods Sold (29.5) Operating Expenses (3.4) EBITDA €3.9 (1) Akazoo was spun out from its parent company, InternetQ, in 2015 and therefore comparable reconciliations are not available. The reconciliation provided here represents estimates of the Company’s financials on a standalone basis STRICTLY CONFIDENTIAL PAGE 30Reconciliation of Non-IFRS Measures (€ in millions) 2016A – 2017A EBITDA and Adjusted Gross Profit Reconciliation 2016A 2017A EBITDA Net Income €4.8 €6.2 Net Finance Costs 0.3 (0.1) Income Tax Expense (0.0) 0.0 Depreciation and Amortization 3.0 4.0 EBITDA €8.1 €10.1 Adjusted Gross Profit Gross Profit €15.6 €20.8 Add Back: Media Costs 11.0 15.4 Adjusted Gross Profit €26.6 €36.1 (1) 2015A EBITDA Reconciliation 2015A EBITDA Revenue €36.8 Cost of Goods Sold (29.5) Operating Expenses (3.4) EBITDA €3.9 (1) Akazoo was spun out from its parent company, InternetQ, in 2015 and therefore comparable reconciliations are not available. The reconciliation provided here represents estimates of the Company’s financials on a standalone basis STRICTLY CONFIDENTIAL PAGE 30